UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
5 October 2007

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-145845) AND FORM S-8 (NOS. 333-112796, 333-112797) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-12818) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED
This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

     On October 5, 2007, Barclays PLC (“Barclays”) issued a press release (the “Press Release”) and letter to shareholders, attached as Exhibits 99.1 and 99.2, respectively, hereto, and which form a part of this Report. In connection with the lapse of the offer by Barclays for all outstanding issued capital of ABN AMRO Holding N.V. (“ABN AMRO”) described in the Press Release, invesors in securities of Barclays and Barclays Bank PLC (“Barclays Bank”) should disregard the financial and pro forma financial and other information relating to ABN AMRO previously incorporated by reference by Barclays and Barclays Bank in the Registration Statements on Form F-3 (Nos. 333-145845) and Form S-8 (Nos. 333-112796, 333-112797) of Barclays Bank and the Registration Statement on Form S-8 (No. 333-12818) of Barclays.

Exhibit	Item
99.1	Press release, dated October 5, 2007
99.2	Shareholder letter, dated October 5, 2007

Exhibit 99.1
The Offer is not being made, directly or indirectly, in or into, and consequently this announcement is not for distribution, directly or indirectly, in or into, Italy, Japan or any other jurisdiction where the making of this Offer is not in compliance with local laws. This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.
5 October 2007
For immediate release
WITHDRAWAL OF OFFER FOR ABN AMRO AND RESTART OF BUYBACK PROGRAMME
Barclays announces that as at 4 October 2007, the Closing Date of its offer (“Offer”) for ABN AMRO Holding N.V. (“ABN AMRO”), not all the conditions relating to the Offer were fulfilled. In particular, the condition that at least 80% of ABN AMRO’s issued ordinary share capital as at the Closing Date (excluding any ordinary shares held by ABN AMRO) were tendered, has not been fulfilled. As a result, Barclays withdraws its Offer with immediate effect. Any tenders of ordinary shares, American Depositary Shares, formerly convertible preference shares or DR preference shares under the Offer prior to or after the date of this announcement will be deemed not to have been made.
As at 4 October 2007, 4,410,136 ordinary shares in the share capital of ABN AMRO were tendered under the Offer, as well as 782,945 American Depositary Shares. In addition 5,260 formerly convertible preference shares and 8,466,875 DR preference shares were tendered under the Offer.
The merger protocol entered into between Barclays and ABN AMRO on 23 April 2007 (and amended on 23 July and 30 July 2007) is now terminated in accordance with its terms and Barclays is requesting payment of the €200 million break fee to which it is contractually entitled. This break fee will significantly exceed the costs that Barclays incurred in connection with the Offer.
The Barclays share buyback programme will be terminated today and will restart without the restrictions specific to the Offer as announced on 2 August 2007. To date Barclays has in aggregate acquired approximately 140.9 million shares for cancellation at an average price of 622.5 pence. Under the new, restarted programme, up to £1.55 billion remains available to purchase a maximum of 196.0 million shares for cancellation during the period from 8 October to 31

December 2007. The objective of the restarted programme remains to immunise the dilutive effect of the issuance of shares to China Development Bank and Temasek on existing shareholders.
John Varley, Barclays Group CEO, said:
“I thank Barclays shareholders and employees for their overwhelming support for this transaction over the past months. Barclays has strong momentum and I am confident that we will continue to deliver significant growth in the coming years.”
Marcus Agius, Barclays Group Chairman, said:
“The Board is proud of the way Barclays senior management conducted the campaign for ABN AMRO. We remain committed to continuing our successful strategy of Earn, Invest and Grow.”
Enquiries:
Barclays

ANALYSTS AND INVESTORS
Mark Merson	+44 (0) 20 7116 5752
John McIvor	+44 (0) 20 7116 2929

MEDIA
Stephen Whitehead	+44 (0) 20 7116 6060
Alistair Smith	+44 (0) 20 7116 6132
Important Information
This announcement is a public announcement as defined in section 9b paragraph 1, section 9t paragraph 3 and section 9t paragraph 4 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).
Forward-looking statements
This announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Group’s business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition — a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.
Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Barclays share for the current or future financial years, will necessarily match or exceed the historical published earnings per Barclays share.

Exhibit 99.2
Marcus Agius
Barclays PLC
Chairman
1 Churchill Place
London
E14 5HP
Dear Shareholder,
I am writing this letter to brief you on the subject of ABN AMRO. This letter is for information only: you need take no action on receiving it.
You will have seen that on 5 October we let our offer for ABN AMRO lapse. This letter allows me to thank you for your very strong support for our offer, and also to explain what lapsing the offer means for Barclays.
We structured our offer to meet the strict financial criteria that we always apply to merger and acquisition activity and to protect the interests of Barclays shareholders. By linking the value of our offer to the value of Barclays shares rather than offering a fixed price for ABN AMRO, we have shielded Barclays shareholders from overpaying in an environment where bank share prices have declined.
In the light of the higher, substantially cash-based offer for ABN AMRO from a consortium of banks, we have not obtained enough acceptances of our offer from ABN AMRO shareholders to win control of ABN AMRO. We have therefore let our offer lapse and have requested from ABN AMRO the €200 million break fee to which we are contractually entitled. This break fee will significantly exceed the costs of our offer.
As I explained in April, the ABN AMRO deal was a continuation — in fact, an acceleration — of our existing strategy and it presented an opportunity that your Board felt was right to explore. While the Board is naturally disappointed that our offer was not successful, pursuing ABN AMRO was fully consistent with the strategy that has enabled us to increase Barclays profits significantly over recent years by diversifying our earnings base and our strategy remains intact and unaltered.

In managing our portfolio of businesses, our objective has been to maximise the alignment between Barclays and the sources of growth in the global financial services industry. That growth will be very large in the years ahead and Barclays is well placed to benefit from it. In this regard, I am particularly encouraged by the partnership that we have recently agreed with China Development Bank. We are already developing mutually beneficial business opportunities and we expect to generate a substantial increase in our business with Chinese institutions both within and outside China as a result. We are also pleased that Temasek has made a significant investment in Barclays shares. These major investments represent a strong vote of confidence in Barclays and the strategy we are pursuing.
We will continue with a share buyback programme to offset the dilution to existing shareholders from the subscription of new shares by China Development Bank and Temasek in August.
I am pleased with the way our management team conducted the campaign for ABN AMRO and am grateful to all our employees who have remained focused on delivering results for shareholders and serving our customers.
Yours sincerely,
Marcus Agius
Chairman

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC (Registrant)
Date: October 5, 2007	By:	/s/ Patrick Gonsalves
		Name:	Patrick Gonsalves
		Title:	Deputy Secretary

BARCLAYS BANK PLC (Registrant)
Date: October 5, 2007	By:	/s/ Patrick Gonsalves
		Name:	Patrick Gonsalves
		Title:	Joint Secretary